Exhibit 99.1

Pembina and Inter Pipeline Successful in Alberta Securities Commission Hearing

ASC Confirms the Pembina Transaction Break Fee and Allows Inter Pipeline to Maintain its
Shareholder Rights Plan

ASC Rules Brookfield's "Total Return Swap" Requires Full Disclosure and Increases the Minimum Bid Condition for Brookfield Bid to 55 Percent

Pembina and Inter Pipeline Urge Shareholders to Reject the Brookfield Bid and
Vote FOR the Pembina-Inter Pipeline Arrangement

CALGARY, AB, July 12, 2021 /CNW/ - Pembina Pipeline Corporation ("Pembina") (TSX: PPL) (NYSE: PBA) today announced that the Alberta Securities Commission (the "ASC") has dismissed, in its entirety, Brookfield's application to terminate Pembina's proposed plan of arrangement with Inter Pipeline Ltd. ("IPL" or "Inter Pipeline") and has upheld the break fee that may be paid by IPL to Pembina under that arrangement in certain circumstances.

The ASC also determined that Brookfield's Total Return Swaps (as defined below) in connection with Brookfield's hostile take-over bid to acquire all of the outstanding common shares (the "IPL Shares") of IPL (the "Brookfield Bid") requires additional disclosure and required that a higher minimum tender threshold must be satisfied in connection with Brookfield's bid.

The ASC's decision was provided orally to the parties today, with written reasons to follow.  Details of the ASC decision in summary are:

Pembina-IPL Arrangement, IPL Shareholder Rights Plan and Pembina Break Fee

The ASC dismissed, in its entirety, Brookfield's application to cease trade, or terminate, both the proposed acquisition by Pembina of all of the Inter Pipeline Shares pursuant to a plan of arrangement of Inter Pipeline (the "Pembina Arrangement") and Inter Pipeline's shareholder rights plan (the "Rights Plan"), as well as Brookfield's application to restrain the payment by Inter Pipeline to Pembina of the $350 million break fee payable in certain circumstances as agreed to by the parties in connection with the Pembina Arrangement.

As a result, the Rights Plan, which was adopted by Inter Pipeline on March 31, 2021 and treats the TRS Shares (as defined below) as beneficially owned by Brookfield, will remain in place until after the conclusion of the Inter Pipeline shareholders' meeting to be held to consider the approval of the Pembina Arrangement, currently scheduled for July 29, 2021, and will prevent Brookfield from acquiring or controlling over 20% of the Inter Pipeline Shares, including the TRS Shares that represent approximately 9.9% of the outstanding IPL Shares.

Total Return Swap and Required Disclosure

The ASC ordered that Brookfield is required to make additional public disclosure, in a formal amendment to Brookfield's take-over bid documents, of the material terms of a series of cash-settled share swap transactions (collectively, the "Total Return Swap") for approximately 9.9% of the issued and outstanding common shares of IPL (the "TRS Shares").  The TRS Shares provided Brookfield with an economic interest in the common shares of Inter Pipeline (the "Inter Pipeline Shares") that is in addition to the 9.75% of issued and outstanding Inter Pipeline Shares that Brookfield and its affiliates had acquired directly.

The ASC determined that Brookfield's failure to make clear disclosure of the fact that the swap counterparty was an affiliate of their financial advisor and other key terms of the Total Return Swaps in the take-over bid circular filed in respect of the Brookfield Bid deprived IPL shareholders of material information that was necessary for them to determine whether to tender their IPL Shares to the Brookfield Bid.

The ASC ordered that the Brookfield Bid will be subject to a modified minimum tender condition, such that – instead of the statutory requirement of 50% – at least 55% of the IPL Shares held by persons other than Brookfield and its joint actors must be tendered to the Brookfield Bid in order for Brookfield to be permitted to take up any IPL Shares under the bid.

Pembina's President and Chief Executive Officer Mick Dilger added: "We thank the ASC and the Commissioners for their time and thoughtful decision. With this decision, Inter Pipeline shareholders have had their rights protected."

Added Dilger, "Pembina's transaction with Inter Pipeline represents a unique opportunity to create one of the largest energy infrastructure companies in North America.  We will have an unrivalled growth profile, an industry leading dividend, a broad portfolio of assets that have great synergies and systems of scale in unconventional oil where we have the immediate potential to unlock further value for shareholders.  We strongly recommend that Pembina and Inter Pipeline shareholders vote in favour of the merger."

Under the proposed Pembina Arrangement, Pembina would acquire all of the Inter Pipeline Shares on the basis of 0.5 of a Pembina common share in exchange for each Inter Pipeline Share.  The IPL Board has unanimously recommended that IPL shareholders support and vote FOR the strategic Pembina Arrangement, and the Pembina Board has unanimously recommended that Pembina shareholders also vote FOR the issuance of the Pembina shares under the Pembina Arrangement, in each case at shareholder meeting to be held on July 29, 2021.  In addition to greater immediate value, the Pembina Arrangement is expected to provide IPL shareholders an immediate 175% increase to their monthly dividend, significant upside value due to the combined companies' synergies and accelerated growth outlook, and a tax-free rollover for taxable Canadian shareholders.

Voting FOR the Pembina Inter Pipeline Transaction

Shareholders are encouraged to vote by proxy deadline in advance of the July 29, 2021, meeting. If approved, the Strategic Combination between Pembina and Inter Pipeline is expected to close late in the third quarter or early in the fourth quarter of 2021.

YOUR VOTE IS VERY IMPORTANT
REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN.

For more information, visit PembinaIPL.com. Shareholders with questions or requiring assistance in considering the Strategic Combination, or with the completion and delivery of their proxy, should contact Pembina's proxy solicitation agent, Kingsdale Advisors by telephone at 1-877-657-5859 (416-867-2272 for collect calls outside North America) or by email at contactus@kingsdaleadvisors.com.

About Pembina

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. Pembina also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; and is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "would", "anticipates", "plans", "estimates", "develop", "intends", "potential", "continue", "could", "create", and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the Pembina Arrangement, including the anticipated benefits thereof to IPL's shareholders, both generally and relative to the Brookfield Bid; the expected size, efficiency, valuation, project certainty and capacity of the combined company; the combined company's capacity and opportunities to expand and pursue and develop new projects and investments; future dividends, including increases in the amounts thereof, which may be declared on Pembina's common shares on any future dividend payment date; the anticipated synergies associated with the Pembina Arrangement; and the expected Canadian tax treatment of the Pembina Arrangement.

These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: the ability of Pembina and IPL to satisfy the conditions to closing of the Pembina Arrangement in a timely manner and on acceptable terms; that favorable circumstances continue to exist in respect of current operations and current and future growth projects; the availability of capital to fund future capital requirements relating to existing assets and projects; that the combined entities' future results of operations will be consistent with past performance and management expectations in relation thereto; oil and gas industry exploration and development activity levels and the geographic region of such activity; prevailing regulatory, tax and environmental laws and regulations; the ability of Pembina to maintain favourable credit ratings (both before and following the Pembina Arrangement); future cash flows; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; future operating costs; geotechnical and integrity costs; that any required commercial agreements can be reached; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the relevant facilities which are not recoverable from customers; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the ability of the parties to receive, in a timely manner, the necessary regulatory, court, securityholder, stock exchange and other third-party approvals, including, but not limited to, the receipt of applicable competition approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Pembina Arrangement; that the proceedings at the ASC are not resolved in favour of IPL and Pembina; the failure to realize the anticipated benefits or synergies of the Pembina Arrangement following closing due to integration issues or otherwise and expectations and assumptions concerning, among other things: customer demand for the combined company's services; commodity prices and interest and foreign exchange rates; planned synergies, capital efficiencies and cost-savings; applicable tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; labour and material shortages; material cost-overruns in respect of the Heartland Petrochemical Complex or a material delay to the expected in-service date thereof; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; the impact of competitive entities and pricing; reliance on key relationships and agreements; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; the regulatory environment and decisions and Indigenous and landowner consultation requirements; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in the regulation of competition in Canada and elsewhere; changes in royalty rates, climate change initiatives or policies or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks relating to the current and potential adverse impacts of the COVID-19 pandemic; constraints on the, or the unavailability of, adequate infrastructure; the political environment in North America and elsewhere, and public opinion; lower than anticipated results of operations and accretion from Pembina's business initiatives; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com and in Inter Pipeline's public disclosure documents available at www.sedar.com and through Inter Pipeline's website at www.interpipeline.com. In addition, the closing of the Pembina Arrangement may not be completed, or may be delayed if the parties' respective conditions to the closing of the Pembina Arrangement, including the timely receipt of all necessary regulatory approvals, are not satisfied on the anticipated timelines or at all. Accordingly, there is a risk that the Pembina Arrangement will not be completed within the anticipated time, on the terms currently proposed or at all.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

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SOURCE Pembina Pipeline Corporation

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For further information: Investor Relations: Cameron Goldade, Vice President, Capital Markets, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com; Media Relations: (403) 691-7601, media@pembina.com

CO: Pembina Pipeline Corporation

CNW 22:10e 12-JUL-21